UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

I6411W108

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. I6411W108	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,600,000 Common Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 185,600,000 Common Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,600,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1%[1]
14	TYPE OF REPORTING PERSON CO - corporation

[1]	The percentages relating to common shares reported herein are based on 231,700,000 common shares outstanding as of the date hereof, as reported in the 10-Q filed with the Securities and Exchange Commission by the Issuer on May 5, 2016.

SCHEDULE 13D
CUSIP No. I6411W108	Page 3 of 7

This Amendment No. 2 to Schedule 13D amends and replaces the information set forth in the Schedule 13D filed by Cheniere Energy, Inc., a Delaware corporation (“Cheniere Energy” or the “Reporting Person”), with the United States Securities and Exchange Commission (“SEC”) on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed by Cheniere Energy with the SEC on November 19, 2014 (collectively, the “Schedule 13D”) relating to common shares representing limited liability company interests (the “Common Shares”) of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (the “Issuer”).

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares representing limited liability company interests (the “Common Shares”) of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (the “Issuer”), which has its principal executive office at 700 Milam Street, Suite 1900, Houston, Texas 77002.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Cheniere Energy, Inc., a Delaware corporation (“Cheniere Energy” or the “Reporting Person”).

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Person is set forth on Exhibit 99.1, attached hereto, which is incorporated herein by reference.

(b) The business address of the Reporting Person is 700 Milam Street, Suite 1900, Houston, Texas 77002.

(c) The Reporting Person is engaged in the energy business.

(d)-(e) The Reporting Person has not and, to the best of its knowledge, its executive officers and directors listed on Exhibit 99.1 hereto have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to December 13, 2013, Cheniere Energy owned (indirectly, through various subsidiaries) 11,963,488 common units representing limited partner interests in Cheniere Energy Partners, L.P., a Delaware limited partnership (such entity, “CQP,” and such units, the “Common Units”), 135,383,831 subordinated units representing limited partner interests in CQP (the “Subordinated Units”), and 45,333,334 Class B units representing limited partner interests in CQP (“Class B Units” and, together with the Common Units and the Subordinated Units, the “Cheniere Partners Units”). On December 13, 2013, Cheniere Energy and the Issuer completed a series of transactions to prepare the Issuer for an initial public offering and to simplify the entities through which the Issuer owns such Cheniere Partners Units. As a part of these transactions, the subsidiaries through which Cheniere Energy formerly owned such units were liquidated or merged out of existence with the result that the Issuer, a new wholly owned subsidiary of Cheniere Energy, became the direct owner of all such Cheniere Partners Units.

In addition, upon the completion of the foregoing actions, Cheniere Energy exchanged its limited liability company interests in the Issuer for Common Shares and, as a result, acquired 195,700,000 Common Shares. Cheniere Energy also owns the sole director voting share of the Issuer and will therefore be able to amend the Issuer’s limited liability company agreement and elect and remove the members of its board of directors.2

[2]	The Issuer holds a non-economic interest in the parent company of Cheniere Energy Partners GP, LLC, which is the general partner of CQP (“CQP GP”). That interest provides no economic rights but allows the Issuer to indirectly control the appointment of four of the eleven members to the CQP GP board to oversee CQP’s operations. If Cheniere Energy relinquishes the director voting share, which it may do in its sole discretion, or ceases to own greater than 25% of the Issuer’s outstanding Common Shares, the Issuer’s non-economic interest in the parent company of CQP GP would be extinguished.

SCHEDULE 13D
CUSIP No. I6411W108	Page 4 of 7

On December 18, 2013, the Issuer completed an initial public offering of 36,000,000 Common Shares (the “IPO”). After the conclusion of such IPO, the public owned approximately 15.5% of the outstanding Common Shares of the Issuer and Cheniere Energy owns the remainder. The Issuer used the net proceeds of the initial public offering (approximately $668.2 million) to repay intercompany indebtedness and payables (in the aggregate amount of approximately $259.8 million) and otherwise to distribute a dividend to Cheniere Energy with the remaining proceeds.

On November 19, 2014, pursuant to the Share Redemption Agreement, dated November 13, 2014, between the Issuer and the Reporting Person (the “2014 Share Redemption Agreement”), the Issuer redeemed from the Reporting Person 10,100,000 Common Shares for an aggregate redemption price of approximately $229 million, which represents the net proceeds to the Issuer from its public offering of Common Shares consummated on November 19, 2014 (the “2014 Offering”), after deducting underwriting discounts and expenses of the 2014 Offering. The Issuer funded the redemption with the net proceeds from the 2014 Offering.

Item 4. Purpose of the Transaction.

The Reporting Person acquired the Common Shares solely for investment purposes.

The Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to market and general economic conditions and other factors, purchase additional Common Shares in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Shares now owned or hereafter acquired to one or more purchasers. In addition, the Reporting Person may, in one or more transactions, seek to consolidate assets held by the Reporting Person and its affiliates, including the assets owned by the Issuer.

As of the date of this Amendment No. 2 to Schedule 13D and except as disclosed herein, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

SCHEDULE 13D
CUSIP No. I6411W108	Page 5 of 7

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer.

(a) Cheniere Energy is the record and beneficial owner of 185,600,000 Common Shares, which in the aggregate represents approximately 80.1% of the outstanding Common Shares. Cheniere Energy also possesses the sole director voting share of the Issuer, and will therefore be able to amend the Issuer’s limited liability company agreement and elect and remove the members of its board of directors.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth in Exhibit 99.1, neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Shares.

(b) Cheniere Energy has the sole power to vote or dispose of, or direct the voting or disposition of, 185,600,000 Common Shares, representing approximately 80.1% of the Common Shares outstanding. As noted above, Cheniere Energy also owns the sole director voting share of the Issuer.

(c) Except as otherwise described herein, the Reporting Person has not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Shares being reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 12, 2013, Cheniere Energy and the Issuer entered into an underwriting agreement (the “2013 Underwriting Agreement”) with Goldman, Sachs & Co. and Morgan Stanley & Co. LLC as representatives (the “Representatives”) of certain underwriters (the “2013 Underwriters”), pursuant to which the Issuer agreed to sell, and the 2013 Underwriters agreed to purchase, 36,000,000 Common Shares for $20.00 per share. In addition, under the 2013 Underwriting Agreement, the 2013 Underwriters had the option to purchase up to an additional 5,400,000 Common Shares. The 2013 Underwriting Agreement contains customary representations, warranties and covenants by the parties thereto. The 2013 Underwriting Agreement is Exhibit 99.2 hereto and is incorporated by reference herein.

2014 Underwriting Agreement

On November 13, 2014, the Issuer and the Reporting Person entered into an underwriting agreement (the “2014 Underwriting Agreement”) with Credit Suisse Securities (USA) LLC (the “2014 Underwriter”), providing for the offer and sale in an underwritten public offering of 10,100,000 Common Shares at a price to the 2014 Underwriter of $22.76 per Common Share. The 2014 Underwriting

SCHEDULE 13D
CUSIP No. I6411W108	Page 6 of 7

Agreement contains customary representations, warranties and agreements of the Issuer and the Reporting Person, and indemnification rights and obligations of the parties. The 2014 Underwriting Agreement is filed as Exhibit 99.3 hereto and is incorporated by reference herein.

2014 Share Redemption Agreement

On November 13, 2014, the Issuer and the Reporting Person entered into the 2014 Share Redemption Agreement. Pursuant to the 2014 Share Redemption Agreement, the Issuer redeemed from the Reporting Person 10,100,000 Common Shares for an aggregate redemption price of approximately $229 million, which represents the net proceeds to the Issuer from the 2014 Offering, after deducting underwriting discounts and expenses of the 2014 Offering. The 2014 Share Redemption Agreement is filed as Exhibit 99.4 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Additional Information Regarding Reporting Person

Exhibit 99.2*	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on December 18, 2013)

Exhibit 99.3*	Underwriting Agreement, dated November 13, 2014, by and among Cheniere Energy Partners LP Holdings, LLC, Cheniere Energy, Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-36234) filed with the Securities and Exchange Commission on November 19, 2014)

Exhibit 99.4*	Share Redemption Agreement, dated November 13, 2014, between Cheniere Energy Partners LP Holdings, LLC and Cheniere Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-36234) filed with the Securities and Exchange Commission on November 19, 2014)

*	Previously filed.

SCHEDULE 13D
CUSIP No. I6411W108	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

May 13, 2016

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley

Title:	Senior Vice President and Chief Financial Officer